Mail Stop 4561
Sent via Mail and Facsimile to (408) 570-9705

October 7, 2009

Brenda Zawatski, Chairman
Selectica, Inc.
1740 Technology Drive, Suite 460
San Jose, California 95110

> **Re: Selectica, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2009**
> **File No. 000-29637**

Dear Ms. Zawatski:

        We have reviewed your filing and have the following comments. Where prior comments are referenced, they refer to our letter dated October 1, 2009.

General

1.   We note that you have not furnished a response letter with your revised preliminary proxy statement. Please file on EDGAR, using the "CORRESP" header tag, a letter containing your responses to our prior comments, and a separate letter in response to our current comments. In addition, please ensure that one of your response letters includes the Tandy representations requested in our prior letter.

Proposal Number 3: Approval of Amendment to Second Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of the Company's Common Stock, page 11

2.   Prior comment 1 observed that because you do not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares. Both the second paragraph on page 13, and the "Authorized" column of the table on page 13, appear to indicate that you plan to reduce the number of authorized shares by the same ratio as your reverse stock split. Please advise or revise, as appropriate.

3.   Prior comment 2 asked you to tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split, and if you currently have no such plans, proposals, or arrangements, to disclose this in your filing. Because you have not provided a response,

and your revised preliminary proxy statement does not state that you currently have no such plans, proposal, or arrangements, we reissue prior comment 2.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel